Exhibit 99.1

SKK HOLDINGS TO EFFECT A SHARE CONSOLIDATION ON APRIL 6, 2026

SINGAPORE, April 1, 2026 (GlobeNewswire) – SKK Holdings Limited (“SKK” or the “Company”) (Nasdaq: SKK), a civil engineering service provider that specializes in subsurface utility works in Singapore, today announced that the Company’s board of directors approved on March 25, 2026 that the authorized, issued, and outstanding shares of the Company be consolidated on a 10 for 1 ratio with the marketplace effective date of April 6, 2026.

The objective of the share consolidation is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq.

Beginning with the opening of trading on April 6, 2026, the Company’s Class A ordinary shares will trade on the Nasdaq Capital Market on a split-adjusted basis, under the same symbol “SKK” but under a new CUSIP number G8292E110.

As a result of the share consolidation, each 10 ordinary shares outstanding will automatically combine and convert to one issued and outstanding ordinary share without any action on the part of the shareholders. The number of issued and outstanding ordinary shares of the Company will be correspondingly reduced from 24,375,000 to approximately 2,437,500, subject to adjustment for rounding. No fractional shares will be issued to any shareholders in connection with the share consolidation, and each shareholder will be entitled to receive one share of the Company in lieu of the fractional share of that class that would have resulted from the share consolidation.

About SKK Holdings Limited

SKK Holdings Limited is a civil engineering service provider that specializes in subsurface utility works in Singapore. We seek to plan, construct and maintain various public works and infrastructure projects that serve the society and the environment. We have over 10 years of experience in providing civil engineering services to our customers in Singapore in numerous public utility projects, including but not limited to power and telecommunication cable laying works, water pipeline works and sewer rehabilitation works.

Safe Harbor Statement

This press release contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements involve various risks and uncertainties. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. We qualify all of our forward-looking statements by these cautionary statements.

Contact:

Phaik Shya Koay

Financial Controller

Telephone +65 6334 3831

kelly.koay@skkworks.com.sg